Filed pursuant to Rule 424(b)(3)
Registration No. 333-136440
PROSPECTUS
MARSHALL EDWARDS, INC.
9,268,195 Shares of Common Stock

Common Stock

     This prospectus covers 9,268,195 shares of our common stock that may be offered for resale by the selling stockholders named in this prospectus and the persons to whom such selling stockholders may transfer their shares. No securities are being offered or sold by us pursuant to this prospectus. The selling stockholders acquired the common stock and the warrants to purchase common stock directly from us in transactions exempt from the registration requirements of federal and state securities laws. We will not receive any of the proceeds from the sale of these shares by the selling stockholders, but we will receive proceeds from the exercise of warrants, if any, are exercised for cash.
     Our common stock is quoted on the Nasdaq Global Market under the symbol “MSHL.” The last reported sale price of our common stock on the Nasdaq Global Market on September 6, 2006 was $2.95 per share.
     The selling stockholders may sell their shares from time to time on the Nasdaq Global Market or otherwise, in one or more transactions at fixed prices, at prevailing market prices at the time of sale or at prices negotiated with purchasers. The selling stockholders will be responsible for any commissions or discounts due to brokers or dealers. We will pay all fees and expenses incident to the registration of the shares covered by this prospectus.
     INVESTING IN OUR COMMON STOCK INVOLVES RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 5 AS WELL AS THE RISKS DISCUSSED UNDER THE CAPTION “RISK FACTORS” IN DOCUMENTS WE SUBSEQUENTLY FILE WITH THE SECURITIES AND EXCHANGE COMMISSION.
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is September 7, 2006.

ABOUT THIS PROSPECTUS
     Unless we have indicated otherwise, references in this prospectus to “Marshall Edwards,” “we,” “us” and “our” or similar terms are to Marshall Edwards, Inc., a Delaware corporation, and its consolidated subsidiary, Marshall Edwards Pty Limited. References in this prospectus to “Novogen” refer to Novogen Limited and its consolidated subsidiaries, other than Marshall Edwards, Inc. and its subsidiary.
     You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. We have not authorized any person to provide any information or make any statement that differs from what is contained in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it a solicitation of an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is accurate as of its date, but the information may change after that date. You should not assume that the information in this prospectus is accurate as of any date after its date.

SUMMARY
     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration statement. The selling stockholders may from time to time sell their shares of our common stock in one or more transactions. This prospectus provides you with a general description of the common stock being offered. You should read this prospectus, including all documents incorporated herein by reference, together with additional information described under the heading “Where You Can Find More Information.”
     The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities being offered under this prospectus. You should read the registration statement and the accompanying exhibits for further information. The registration statement and exhibits can be read and are available to the public over the Internet at the SEC’s website at http: //www.sec.gov.
Company Overview
     We are a developmental stage pharmaceutical company listed on the Nasdaq Global Market under the symbol “MSHL”. We were incorporated on December 1, 2000 as a wholly-owned subsidiary of Novogen Limited, an Australian company. Novogen’s ordinary shares trade on the Australian Stock Exchange under the symbol “NRT,” and American Depositary Receipts (“ADRs”) trade in the United States under the symbol “NVGN” on the Nasdaq Global Market. Novogen currently owns approximately 78.1% of our outstanding common stock.
     We commenced operation in May 2002 and our business purpose is the development and commercialization of drugs for the treatment of cancer. We are presently engaged in the clinical development and commercialization of a drug candidate called phenoxodiol which we have licensed from a subsidiary of Novogen. We believe that phenoxodiol may have broad application against a wide range of cancers. Phenoxodiol appears to target a number of key components involved in cancer cell survival and proliferation based on the emerging field of signal transduction regulation, with little or no effect on normal cells detected in pre-clinical testing. We have also licensed two other anti-cancer compounds, NV-196 and NV-143, from a subsidiary of Novogen.
     Our strategy is to undertake further clinical development and testing of phenoxodiol, focusing on those therapeutic indications that will expedite drug marketing approval by regulatory bodies, leading to phenoxodiol’s commercialization and wide scale distribution. We also plan to develop NV-196 and NV-143 for therapeutic indications not currently targeted by phenoxodiol.
     Pre-clinical testing has shown phenoxodiol to have broad anti-cancer action against an extensive library of human cancer cell lines, including prostate, ovarian and squamous cell carcinoma. Phenoxodiol commenced Phase I clinical studies in Australia in 2000 and currently is undergoing a Phase Ib/IIa clinical trial (intravenous dosage form) in the United States and Australia in patients with refractory ovarian cancer, a Phase Ib study (oral dosage form) in Australia in patients with hormone-refractory prostate cancer (prostate cancer that grows and is not inhibited by hormone therapy), a Phase Ib study (oral dosage form) in the United States in patients with cervical cancer and a Phase I study (oral dose form) in Australia in patients with renal carcinoma. In 2004, the FDA granted phenoxodiol Fast Track status for patients with recurrent late stage ovarian cancer that is resistant or refractory to platins and taxanes. In 2005, the FDA granted phenoxodiol Fast Track status for its intended use in patients with hormone-refractory prostate cancer.
     In May 2006, we completed a Special Protocol Assessment (SPA) and reached agreement with the FDA on a pivotal Phase III study of phenoxodiol in combination with carboplatin for women with platinum-resistant ovarian cancer (ovarian cancer that does not respond to platinum based anti-cancer agents such as cisplatin and carboplatin). The SPA process allows for FDA evaluation of a clinical trial protocol that will form the basis of an efficacy claim for a marketing application, and provides a binding agreement that the study design, including patient numbers, clinical endpoints and analyses are acceptable to the FDA. As a fast track product, phenoxodiol will be eligible to apply for accelerated approval and priority review by the FDA of the marketing application for this indication.
     In May 2006, we and Novogen entered into a licence agreement pursuant to which Novogen granted to us, through Marshall Edwards Pty Limited, an exclusive, worldwide non-transferable license under its patent and patent applications and in its know how to conduct clinical trials, commercialize and distribute the anti-cancer drug candidates, NV-196 and NV-143.

     NV-196, is a synthetic anti-cancer compound developed by Novogen, based on an isoflavan ring structure. Similar to phenoxodiol, NV-196 is a signal transduction inhibitor. Preliminary screening studies conducted by Novogen have identified NV-196 as a candidate for product development showing a favorable in vitro toxicity profile against normal cells and broad activity against cancer cells. NV-196 is currently in Phase I human testing and is being developed initially in oral form for the treatment of pancreatic and bile duct cancers.
     NV-143 is currently in pre-clinical testing. Preliminary screening studies have identified broad anti-cancer activity against cancer cells representative of melanoma, glioma, prostate, ovarian, breast and lung cancer. NV-143 also exhibits broadly acting chemo-sensitizing activity or the ability to increase the sensitivity of cells to chemotherapeutic drugs that are used to control the growth of cancer cells. Ongoing research is being undertaken to establish the mechanisms by which NV-143 elicits its anticancer/chemo-sensitizing effect. NV-143 is initially being developed to target the treatment of melanoma.
Recent Developments
Private Placement
     On July 11, 2006, we entered into a securities subscription agreement with certain accredited investors providing for the placement of 6,329,311 shares of our common stock and warrants exercisable for 2,215,258 shares of our common stock at a purchase price of $2.90 per unit. Each unit consists of one share of common stock and .35 of a warrant to purchase one share of common stock. The warrants have an exercise price of $4.35 per share, subject to certain adjustments. The warrants may be exercised no less than six months from the closing date and will expire four years from the date of issuance, or July 11, 2010. We closed the private placement on July 11, 2006.
Standby Equity Distribution Agreement with Cornell Capital Partners, LP.
     On July 11, 2006 we entered into a standby equity distribution agreement, which we refer to as the SEDA, with Cornell Capital Partners, LP. Under the SEDA, we may issue and sell to Cornell shares of our common stock for a total purchase price of up to $15 million, once a resale registration statement is in effect. We have sole discretion whether and when to sell shares of our common stock to Cornell. Cornell will be irrevocably bound to purchase shares of our common stock from us after we send a notice that we intend to sell shares of our common stock to Cornell. Each advance under the SEDA is limited to a maximum of $1.5 million.
     In connection with the SEDA, we paid Cornell a commitment fee of 123,626 shares of our common stock and warrants to purchase 600,000 shares of our common stock that expire on July 11, 2010. The warrants have an exercise price of $4.35 per share, subject to certain adjustments.
     The purchase price for shares of our common stock under the SEDA will be equal to 97% of the lowest volume weighted average price as quoted by Bloomberg, LP, or VWAP, of shares of our common stock (subject to a “minimum acceptable price” as described below) during the five consecutive trading days after we send notice to Cornell of our intention to sell them shares of our common stock, which we refer to as the pricing period.
     The minimum acceptable price at which we may sell shares of our common stock, unless we waive (in our sole discretion) the minimum acceptable price, is no less than 97% of the VWAP for our shares of common stock on the trading day immediately preceding the date we send notice to Cornell of our intent to sell shares of our common stock. For any day in the pricing period when the VWAP is less than the minimum acceptable price, (i) that day’s VWAP will be excluded from the pricing mechanism during the pricing period; (ii) we will automatically reduce the amount of the funds covered by the advance notice by 20%; and (iii) the number shares of our common stock to be sold to Cornell (stated in the advance notice) will be reduced proportionately.
     Before we can sell any shares of our common stock to Cornell under the SEDA, a resale registration statement will have to be filed with and declared effective by the SEC to cover Cornell’s resale of shares of our common stock it buys under the SEDA. The shares of our common stock eligible to be sold under the SEDA have not been registered pursuant to the registration statement of which this prospectus forms a part.
     The number of shares of our common stock that we can issue to Cornell is limited by Nasdaq’s Market Place Rule 4350(i)(1)(D) — the “20% rule”: All of the shares of our common stock that could be issued in connection with the SEDA, the other securities issued as a commitment fee in connection with the SEDA and the shares of our common stock issued in connection with the private placement described above, cannot exceed 20% of the shares outstanding. We have determined that currently we could issue and sell all of the shares of our common stock subject to the SEDA. If circumstances change, however, we may need to obtain shareholder approval to waive the “20%” rule.
     While the SEDA provides the Company access to significant equity financing, using the SEDA at low market prices could result in dilution to current shareholders, and also may have a depressing effect on our stock price. See “Risks Related to the Cornell Transaction.”
Securities Offered
     We are registering for resale by the selling stockholders 6,452,937 shares of our common stock initially acquired directly from us in transactions exempt from the registration requirements of federal and state securities laws. In addition, we are registering for resale 2,815,258 shares of our common stock issuable upon exercise of warrants outstanding on the date hereof, as may be amended from time to time. We are also registering for resale any additional shares of common stock which may become issuable with respect to the shares of common stock issued by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration, which results in an increase in the number of outstanding shares of our common stock.
Our Address and Telephone Number
     Our principal executive office is located at 140 Wicks Road, North Ryde NSW 2113, Australia, and our telephone number is 011 61 2 8877 6196. Our Internet website address is http://www.marshalledwardsinc.com. The information contained on our website shall not be deemed to constitute a part of this prospectus.

RISK FACTORS
     An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with all other information contained in this prospectus before deciding to purchase our common stock. If any of the following risks actually occur, our business, financial condition or operating results may be harmed. In that case, the trading price of our common stock may decline, and you may lose part or all of your investment in our common stock.
Risks Related to Our Business
We have a limited operating history, and we are likely to incur operating losses for the foreseeable future.
You should consider our prospects in light of the risks and difficulties frequently encountered by early stage and developmental companies. Although we were incorporated in December 2000, we have only been in operation since May 2002. We have incurred net losses of $25,501,000 since our inception, including net losses of $7,386,000, $6,421,000 and $8,538,000 for the years ended June 30, 2006, 2005 and 2004, respectively. We anticipate that we will incur operating losses and negative operating cash flow for the foreseeable future. We have not yet commercialized any drug candidates and cannot be sure that we will ever be able to do so, or that we may ever become profitable. We expect to expand our clinical trials significantly, which will result in increasing losses, and may continue to incur substantial losses even if we begin to generate revenues from the distribution and sale of phenoxodiol.
If we are unable to successfully develop and commercialize phenoxodiol or our newly licensed anti-cancer compounds NV-196 and NV-143, or license other viable drug candidates, our ability to sustain future operations will be significantly diminished.
Under our license option deed with Novogen, we acquired a license from Novogen to develop anti-cancer drugs containing the drug candidates NV-196 and NV-143. We cannot guarantee that phenoxodiol will be successful or that we will develop successful anti-cancer drugs containing NV-196 and NV-143. Our rights under our license agreement for phenoxodiol and our license agreement for NV-196 and NV-143 with Novogen are limited to the commercialization of phenoxodiol, NV-196 and NV-143 as anti-cancer agents and these rights specifically exclude the use of phenoxodiol, NV-196 and NV-143 in topical applications. If we are unable to successfully develop and commercialize phenoxodiol or other viable anti-cancer drug candidates containing NV-196 or NV-143, we may be required to cease or reduce our operations.
If the data from our clinical trials do not demonstrate the safety and effectiveness of phenoxodiol to the FDA’s satisfaction, we will not receive FDA approval to market phenoxodiol in the United States.
In 2004, the FDA granted phenoxodiol Fast Track status for patients with recurrent late stage ovarian cancer that is resistant or refractory to platins and taxanes. In 2005, the FDA granted phenoxodiol Fast Track status for its intended use in patients with hormone-refractory prostate cancer (prostate cancer that grows and is no longer inhibited by hormone therapy). More recently we completed a Special Protocol Assessment (SPA) and reached agreement with the FDA on a pivotal Phase III study of phenoxodiol in combination with carboplatin in women with platinum-resistant ovarian cancer (ovarian cancer that does not respond to platinum based anti-cancer agents such as cisplatin). The SPA process allows for FDA evaluation of a clinical trial protocol that will form the basis of an efficacy claim for a marketing application. As a fast track product, phenoxodiol will be eligible for accelerated approval and priority review by the FDA of the marketing application for this indication. If the FDA concludes that the data from our pivotal clinical trial have failed to demonstrate the safety and effectiveness of phenoxodiol, we will not receive FDA approval to market phenoxodiol for those indications in the United States. We cannot assure you that the results of our Phase III pivotal trial will be successful.
If we do not receive marketing approval, our commercial prospects for phenoxodiol will be impaired.
Clinical trials have a high risk of failure. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier trials. If our clinical trials are unsuccessful, our prospects for commercializing phenoxodiol will be impaired and we may be required to cease or reduce our operations.
Our commercial opportunity will be reduced or eliminated if competitors develop and market products that are more effective, have fewer side effects or are less expensive than phenoxodiol.
The development of phenoxodiol and other drug candidates is highly competitive. A number of other companies have products or drug candidates in various stages of pre-clinical or clinical development that are intended for the same therapeutic indications for which phenoxodiol is being developed. Some of these potential competing drugs are further advanced in development than phenoxodiol and may be commercialized sooner. Even if we are successful in developing effective drugs, phenoxodiol may not compete successfully with products produced by our competitors.
Docetaxel, a drug distributed by Aventis, was approved in 2004 by the FDA for the treatment of hormone-refractory prostate cancer, establishing a new bench-mark for standard chemotherapy in late-stage prostate cancer. We do not believe docetaxel is a direct competitor of our use of phenoxodiol for late-stage prostate cancer because our strategy is to develop phenoxodiol as a chemosensitizer for docetaxel in patients with prostate cancer who become resistant to docetaxel. A number of pharmaceutical and biotechnology companies are known to be seeking to develop drugs for the same indication.
The experimental drug, Telcyta, manufactured by Telik, Inc., is a directly competitive drug to our use of phenoxodiol as a chemo-sensitizing agent to restore sensitivity to platinum-based drugs in late-stage ovarian cancer. Telcyta currently is in a Phase III registration trial suggesting that it has shown sufficient promise in a Phase II study to warrant progression to a Phase III study. The different study protocols being used by us with phenoxodiol and by Telik, Inc. with Telcyta make it difficult to compare the two drugs for efficacy in this area and, as a result, we cannot evaluate the level of competition. However, we expect that at any level of efficacy, Telcyta, should it be approved for marketing, would represent a serious competitor for phenoxodiol.
Our competitors include pharmaceutical companies and biotechnology companies, as well as universities and public and private research institutions. In addition, companies active in different but related fields represent substantial competition for us. Many of our competitors developing oncologic drugs have significantly greater capital resources, larger research and development staffs and facilities and greater experience in drug development, regulation, manufacturing and marketing than us. These organizations also compete with Novogen, our services provider, to recruit qualified personnel, and with us to attract partners for joint ventures and to license technologies that are competitive with ours. As a result, our competitors may be able to more easily develop technologies and products that would render our technologies or our drug candidates obsolete or non-competitive.
We may not complete our pivotal trials on schedule, or at all, or they may be conducted improperly, which may delay or preclude FDA marketing approval.
The completion of our pivotal trials may be delayed or terminated for many reasons, including, but not limited to, if:
•	subjects do not enroll in our pivotal trials at the rate we currently expect;

•	subjects experience an unacceptable rate or severity of adverse side effects;

•	third party clinical investigators do not perform our pivotal trial on our anticipated schedule or consistent with the clinical trial protocol, Good Clinical Practice and regulatory requirements, or other third parties do not perform data collection and analysis in a timely or accurate manner;

•	inspections of our clinical trial sites by the FDA or Institutional Review Boards, (IRBs), find regulatory violations that require us to undertake corrective action, suspend or terminate one or more sites, or prohibit us from using some or all of the data in support of our marketing applications;

•	one or more IRB suspends or terminates the trial at an investigational site, precludes enrollment of additional subjects, or withdraws its approval of the trial; or

•	one or more of our clinical investigators withdraws from our trials or deviates from our approved protocol.
Our development costs will increase if we have material delays in our pivotal trials, or if we are required to modify, suspend, terminate or repeat a pivotal trial.
We will need to raise additional funds to complete clinical trials and commercialize NV-196 and NV-143, and the actual amount of funds we will need will be determined by a number of factors, some of which are beyond our control.
While we believe that we have sufficient funds to complete our current clinical trial program, we will require additional funds to further the evaluation of NV-196 and NV-143 beyond the current objectives. The actual amount of funds that we will need will be determined by many factors, some of which are beyond our control. As a result, we may need additional funds sooner than we currently anticipate. These factors include:
•	the progress of research activities, the number and scope of research programs;

•	the progress of pre-clinical and clinical development activities;

•	the progress of the development efforts of Novogen or any other parties with whom we enter into research and development agreements;

•	our ability to establish and maintain current and new research and development and licensing arrangements;

•	our ability to achieve milestones under licensing arrangements; and

•	the costs involved in enforcing or defending patent claims and other intellectual property rights; and the costs and timing of regulatory approvals.
If our capital resources are insufficient to meet future capital requirements, we will have to raise additional funds. If we are unable to obtain additional funds on favorable terms we may be required to cease or reduce our operations. Also, if we raise more funds by selling additional shares of our common stock or securities convertible into or exercisable for shares of our common stock, the ownership interests of our common stockholders will be diluted.
We have not yet submitted an investigational new drug application (IND) for NV-196 or NV-143 product candidates with the FDA and until an IND becomes effective, we will not be able to perform human clinical trials in the United States.
Although we have conducted the first Phase I clinical trial of NV-196 in Australia, we have not yet submitted an IND to the FDA. NV-143 has not yet commenced clinical trials in humans. Until an IND becomes effective, we will not be able to perform human clinical trials of our NV-196 or NV-143 product candidates in the United States. Approval to begin clinical testing in the United States requires submission of: (1) adequate information on the safety and manufacturing of NV-196 or NV-143 to assure the proper quality, purity and strength of the investigational product, (2) summary of pharmacological and toxicological effects, pharmacokinetics (how the drug is absorbed and metabolized) and biological disposition in animals, (3) the proposed protocol for any planned clinical study, and (4) a brief description of the overall plan for investigating the product. Although we intend to prepare an IND to be submitted to the FDA, we do not know whether or when the IND will become effective.
We may not be able to secure and maintain suitable research institutions to conduct our clinical trials.
We rely on suitable research institutions, of which there are many, to conduct our clinical trials. While we have not previously experienced problems with third parties upon whom we rely for research or clinical trials, our reliance upon research institutions, including hospitals and cancer clinics, provides us with less control over the timing and cost of clinical trials and the ability to recruit patients than if we had conducted the trials on our own. Further, there is a greater likelihood that disputes may arise with these research institutions over the ownership of intellectual property discovered during the clinical trials. If we are unable to reach agreement with suitable research institutions on acceptable terms, or if any resulting agreement is terminated and we are unable to quickly replace the applicable research institution with another qualified institution on acceptable terms, the research could be delayed and we may be unable to complete development, or commercialize phenoxodiol, NV-196 or NV-143, which will adversely affect our ability to generate operating revenues.
Our ability to achieve profitability is dependent on a number of factors, many of which have uncertain outcomes.
Our ability to achieve profitability is dependent on a number of factors including:
•	completing our clinical trial program and receiving marketing approval. Clinical testing is a prerequisite to the receipt of the regulatory approval necessary to commercialize our product candidates. We cannot control the outcome of our testing program or whether we receive regulatory approval. We will not be able to generate sales revenues until we receive marketing approval;

•	establishing strategic partnerships to market and sell our product candidates. Our negotiating position with potential strategic partners will be affected by the success of our clinical program. If we are unable to attract partners and negotiate favorable terms, we may have difficulty generating revenues from our commercialization of our product candidates;

•	identifying manufacturing partners with a low cost operation and scalable supply capable of meeting the demands of the commercial market for our product candidates. We have contracted with third parties for the supply of phenoxodiol for our pivotal study and to develop a scalable manufacturing process. We will need to rely on Novogen or third party manufacturers to supply NV-196 and NV-143. We do not have direct control over the manufacturing costs of phenoxodiol, NV-196 and NV-143. If our costs for the supply of phenoxodiol, NV-196 or NV-143 rise or if our contractors fail to supply sufficient quantities of phenoxodiol, NV-196 and NV-143, our profitability could be adversely affected; and

•	our ability to license from Novogen rights to commercialize new cancer compounds. We may license from Novogen the rights to other cancer compounds under the terms of the license option deed. If development of phenoxodiol is unsuccessful or if we choose to expand to the development of additional compounds, our success may depend on controlling the costs of developing such new compounds and negotiating a favorable license agreement with Novogen. The availability of new compounds to commercialize and the cost to develop these compounds is outside of our direct control.
We have no direct control over the costs of manufacturing phenoxodiol, NV-196 or NV-143 and increases in these costs would increase the costs of conducting clinical trials and could adversely affect future profitability if these costs increase significantly.
We do not intend to manufacture phenoxodiol or NV-196 or NV-143 ourselves and we will be relying on third parties for our supplies of phenoxodiol both for clinical trials and for commercial quantities in the future. Novogen, which currently provides phenoxodiol for use in clinical trials, has taken the strategic decision not to manufacture on a large scale Active Pharmaceutical Ingredients (API’s) for cancer drugs, including phenoxodiol, as these can be more economically supplied by third parties with particular expertise in this area. The contract facilities that have been identified are FDA licensed, have a track record of large scale API’s manufacture and have already invested in capital and equipment. We completed the novation to MEPL of contracts that Novogen had entered into with third parties to develop a scalable manufacturing method to ensure that sufficient quantities of phenoxodiol can be manufactured in compliance with cGMP (Current Good Manufacturing Practices) and to complete the analytical and stability work necessary for an NDA submission. An NDA will be submitted if the planned Phase III study is successful, and approval of the NDA is required to market phenoxodiol. We will need to arrange similar contracts in the future to secure the supply of NV-196 and NV-143. We have no direct control over the costs of manufacturing our product candidates. If the costs of manufacturing increase or if the cost of the materials used increases, these costs will be passed on to us making the cost of conducting clinical trials more expensive. Increases in manufacturing costs could adversely affect our future profitability if we are unable to pass all of the increased costs along to our customers.

Final approval by regulatory authorities of our drug candidates for commercial use may be delayed, limited or prevented, any of which would adversely affect our ability to generate operating revenues.
Any of the following factors may serve to delay, limit or prevent the final approval by regulatory authorities of our drug candidates for commercial use:
•	NV-196 and NV-143 are in the early stages of clinical development and we will need to conduct significant clinical testing to prove safety and efficacy before applications for marketing can be filed with the FDA, or with the regulatory authorities of other countries;

•	data obtained from pre-clinical and clinical tests can be interpreted in different ways, which could delay, limit or prevent regulatory approval;

•	development and testing of product formulation, including identification of suitable excipients, or chemical additives intended to facilitate delivery of our drug candidates;

•	it may take us many years to complete the testing of other drug candidates, and failure can occur at any stage of this process; and

•	negative or inconclusive results or adverse medical events during a clinical trial could cause us to delay or terminate our development efforts.
While we have not encountered any material delays or adverse events from the factors described above to date, we cannot assure you that such delays or adverse events will not be encountered in the future.
We may not be able to establish the strategic partnerships necessary to market and distribute phenoxodiol.
A key part of our business plan is to establish relationships with strategic partners. We must successfully contract with third parties to package, market and distribute phenoxodiol. We have not yet established any strategic partnerships. Potential partners may not wish to enter into agreements with us due to Novogen’s current equity position as our majority stockholder or our contractual relationships with Novogen. Similarly, potential partners may be discouraged by our limited operating history. Additionally, our relative attractiveness to potential partners and consequently, our ability to negotiate acceptable terms in any partnership agreement will be affected by the results of our clinical program. For example, if phenoxodiol is shown to have high efficacy against a broad range of cancers we may generate greater interest from potential partners than if phenoxodiol was demonstrated to be less effective or applicable to a narrower range of cancers. There is no assurance that we will be able to negotiate commercially acceptable licensing or other agreements for the future exploitation of phenoxodiol, including the continued clinical development, manufacture or marketing of phenoxodiol. If we are unable to successfully contract for these services, or if arrangements for these services are terminated, we may have to delay our commercialization program for phenoxodiol which will adversely affect our ability to generate operating revenues.
We face a risk of product liability claims and may not be able to obtain adequate insurance.
Our business exposes us to the risk of product liability claims. This risk is inherent in the manufacturing, testing and marketing of human therapeutic products. We have product liability insurance coverage of up to approximately $14 million. Although we believe that this amount of insurance coverage is appropriate for our business at this time, it is subject to deductibles and coverage limitations, and the market for such insurance is becoming more restrictive. We may not be able to obtain or maintain adequate protection against potential liabilities. If we are unable to sufficiently insure against potential product liability claims, we will be exposed to significant liabilities, which may materially and adversely affect our business development and commercialization efforts.
Our rights to develop and exploit phenoxodiol and the anti-cancer compounds NV-196 and NV-143 are subject to the terms and conditions of agreements we have entered into with Novogen, and under these agreements our rights may be terminated under certain circumstances, some of which may be beyond our control.
We have licensed the intellectual property in the phenoxodiol technology and the anti-cancer compounds NV-196 and NV-143 from Novogen. Under the terms of the license agreement for phenoxodiol, all forms of administering phenoxodiol for the treatment of cancer are licensed to us, excluding topical applications. Under the terms of the license agreement for NV-196 and NV-143, all forms of administering drugs containing the anti-cancer compounds NV-196 and NV-143 are licensed to us, excluding topical applications. If we fail to meet our obligations under our license agreements, the manufacturing license and supply agreement or the services agreement with Novogen, any or all of these agreements may be terminated by Novogen and we could lose our rights to develop phenoxodiol or anti-cancer drugs containing NV-196 and NV-143. To date, we have no reason to believe that we will be unable to satisfy our obligations under these agreements. In addition, each of these agreements may be terminated immediately by Novogen in the event that we undergo a change of control without the consent of Novogen. A “change of control” means a change in control of more than half the voting rights attaching to the shares of our subsidiary, a change in control of more than half of the issued shares of our subsidiary (not counting any share which carries no right to participate beyond a specified amount in the distribution of either profit or capital) or a change in control of the composition of the board of directors of our subsidiary. Each of these agreements may also be terminated if we become the subject of certain bankruptcy proceedings or cease for any reason to be able to lawfully carry out all the transactions required by each respective agreement.
Our license rights are fundamental to our business and therefore a loss of these rights will likely cause us to cease operations.
The rights granted to us under the license agreements, the manufacturing license and supply agreement and the license option deed with Novogen are fundamental to our business. The license agreement for phenoxodiol grants us the right to make, have made, market, distribute, sell, hire or otherwise dispose of phenoxodiol products in the field of prevention, treatment or cure of cancer in humans by pharmaceuticals delivered in all forms except topical applications. The license agreement for NV-196 and NV-143 grants us the right to make, have made, market, distribute, sell, hire or otherwise dispose of anti-cancer drugs containing the compounds NV-196 and NV-143 in the field of prevention, treatment or cure of cancer in humans by pharmaceuticals delivered in all forms except topical applications. Our business purpose is to develop and commercialize cancer drugs including phenoxodiol and drugs containing the compounds NV-196 and NV-143, which we would be unable to pursue without the rights granted to us under the license agreements. Under the manufacturing license and supply agreement, we have granted to Novogen an exclusive sub-license to manufacture and supply phenoxodiol to us in its primary manufactured form and Novogen has agreed to manufacture for us our required quantities of phenoxodiol. This agreement enables us to protect the licensed intellectual property rights used in the manufacturing process while securing the services of a manufacturing partner in Novogen, which through its equity position in us, shares a common interest in the production of phenoxodiol. The license option deed grants us an exclusive first right to accept and exclusive last right to match any proposed dealing by Novogen with its intellectual property rights with a third party relating to certain compounds (other than phenoxodiol) developed by Novogen and its affiliates which have applications in the field of prevention, treatment or cure of cancer in humans. The license option deed is important to our business because it allows us to maintain control over the sale by Novogen of complimentary as well as potentially competitive intellectual property rights to third party competitors. Any loss of the rights under any of these agreements will likely cause us to cease operations.
The success of our product candidates is largely dependent on Novogen’s ability to obtain and maintain patent protection and preserve trade secrets, which cannot be guaranteed.
Patent protection and trade secret protection are important to our business and our future will depend, in part on our ability and the ability of Novogen to maintain trade secret protection, obtain patents and operate without infringing the proprietary rights of others both in the United States and abroad. Litigation or other legal proceedings may be necessary to defend against claims of infringement, to enforce our patents, or to protect our trade secrets or the trade secrets of Novogen. Such litigation could result in substantial costs and diversion of our management’s attention. Novogen has not been involved in any opposition re-examination trade secret dispute, infringement litigation or any other litigation or legal proceedings pertaining to the licensed patent rights.
The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. Novogen has applied for patents in a number of countries with respect to the use of phenoxodiol for the treatment, prevention or cure of cancer. We have licensed both issued patents and pending patent applications from Novogen. Novogen has issued patents in the United States, Australia and Singapore covering the use of phenoxodiol to prevent, or treat skin cancer from ultraviolet damage. Novogen also has patents issued in Australia, Hong Kong, New Zealand and the United Kingdom related to phenoxodiol for the treatment of a variety of cancers and has recently received a notice of allowance in the United States that is also related to phenoxodiol for the treatment of a variety of cancers.
Novogen’s applications may not proceed to grant or may be amended to reduce the scope of protection of any patent granted. The applications and patents may also be opposed or challenged by third parties. Our commercial success will depend, in part, on the ability of Novogen and our ability to obtain and maintain effective patent protection for the technologies underlying phenoxodiol and other compounds, and to successfully defend patent rights in those technologies against third-party challenges. As patent applications in the United States are maintained in secrecy until published or issued and as publication of discoveries in the scientific or patent literature often lag behind the actual discoveries, we cannot be certain that Novogen was the first to make the inventions covered by its pending patent applications or issued patents or that it was the first to file patent applications for such inventions. Additionally, the breadth of claims allowed in biotechnology and pharmaceutical patents or their enforceability cannot be predicted. We cannot be sure that any additional patents will issue from any of Novogen’s patent applications or, should any patents issue, that we will be provided with adequate protection against potentially competitive products. Furthermore, we cannot be sure that should patents issue, they will be of commercial value to us, or that private parties, including competitors, will not successfully challenge our patents or circumvent our patent position in the United States or abroad.
Claims by other companies that we infringe their proprietary technology may result in liability for damages or stop our development and commercialization efforts.
The pharmaceutical industry is highly competitive and patents have been applied for by, and issued to, other parties relating to products competitive with phenoxodiol. Therefore, phenoxodiol and any other drug candidates may give rise to claims that they infringe the patents or proprietary rights of other parties existing now and in the future. Furthermore, to the extent that we or Novogen or our respective consultants or research collaborators use intellectual property owned by others in work performed for us or Novogen, disputes may also arise as to the rights in such intellectual property or in resulting know-how and inventions. An adverse claim could subject us to significant liabilities to such other parties and/or require disputed rights to be licensed from such other parties.
We have currently contracted formulation development and manufacturing process development work for phenoxodiol formulation. This work is being conducted to ensure that there is a robust production process which meets the expected commercial quantities of phenoxodiol and that dose formulations are manufactured on a cost effective basis.
This process has identified a number of excipients, or chemical additives intended to improve drug delivery, that may be used in the formulations of phenoxodiol. Excipients, among other things, perform the function of a carrier of the active drug ingredient in the intravenous formulation. Some of these identified excipients or carriers may be included in third party patents in some countries. We intend to seek a license if we decide to use a patented excipient in the marketed intravenous product or we may choose one of those excipients that do not have a license requirement.
We cannot be sure that any license required under any such patents or proprietary rights would be made available on terms acceptable to us, if at all. If we do not obtain such licenses, we may encounter delays in product market introductions, or may find that the development, manufacture or sale of products requiring such licenses may be precluded. We have not conducted any searches or made any independent investigations of the existence of any patents or proprietary rights of other parties.
We may be subject to substantial costs stemming from our defense against third-party intellectual property infringement claims.
Third parties may assert that we or Novogen are using their proprietary information without authorization. Third parties may also have or obtain patents and may claim that technologies licensed to or used by us infringe their patents. If we are required to defend patent infringement actions brought by third parties, or if we sue to protect our own patent rights, we may be required to pay substantial litigation costs and managerial attention may be diverted from business operations even if the outcome is not adverse to us. In addition, any legal action that seeks damages or an injunction to stop us from carrying on our commercial activities relating to the affected technologies could subject us to monetary liability and require us or Novogen or any third party licensors to obtain a license to continue to use the affected technologies. We cannot predict whether we or Novogen would prevail in any of these types of actions or that any required license would be made available on commercially acceptable terms or at all.
In the event that Novogen does not comply with its obligations under a grant from the Australian Government under which phenoxodiol was, in part, developed, our rights to use the intellectual property relating to phenoxodiol and developed by Novogen may revert back to the Australian Government.
Novogen developed phenoxodiol in part using funds from the Australian Government under what is known as the START Program. Under the START Program, Novogen must meet certain project development and commercialization obligations. Novogen has met the project development obligations and has received final payment thereon. Novogen believes it is currently in compliance with its commercialization schedule. Although Novogen believes that it has complied with its obligations under the START Program, if the Australian Government disagrees or if Novogen undergoes a change of control without the prior consent of the Australian Government, the Australian Government has a right to demand that intellectual property created during the course of the project funded by the grant be vested back in the Australian Government or demand repayment of the funds paid to Novogen under the program. The Australian Government may then license the intellectual property rights related to phenoxodiol to other parties and may demand other intellectual property rights from Novogen. Any such reclamation by the Australian Government could preclude our use of Novogen’s intellectual property in the development and commercialization of phenoxodiol and we may have to compete with other companies to whom the Australian Government may license the intellectual property.
The enforcement of civil liabilities against our officers and directors may be difficult.
All of our officers and directors are residents of jurisdictions outside the United States. As a result it may be difficult for you to effect service of process within the United States upon our officers and directors or to enforce judgments obtained against our officers and directors or us in United States courts.
Our revenue is affected by fluctuations in currency exchange rates.
Much of our expenditures and potential revenue will be spent or derived outside of the United States. As a result, fluctuations between the United States dollar and the currencies of the countries in which we operate may increase our costs or reduce our potential revenue. At present, we do not engage in hedging transactions to protect against uncertainty in future exchange rates between particular foreign currencies and the U.S. dollar.
We are authorized to issue a class of blank check preferred stock, which could adversely affect the holders of our common stock.
Our restated certificate of incorporation allows us to issue a class of blank check preferred stock with rights potentially senior to those of our common stock without any further vote or action by the holders of our common stock. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of our common stock or could adversely affect the rights and powers including voting rights, of such holders. In certain circumstances such issuance could have the effect of decreasing the market price of our shares, or making a change in control of us more difficult.
Risks Related to Our Relationship with Novogen
As our majority stockholder, Novogen has the ability to determine the outcome of all matters submitted to our stockholders for approval and Novogen’s interests may conflict with ours or our other stockholders’ interests.
Novogen beneficially owns approximately 78.1% of our outstanding shares of common stock. As a result, Novogen will have the ability to effectively determine the outcome of all matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets.

Novogen will have the ability to effectively control our management and affairs. Novogen’s interests may not always be the same as that of our other stockholders. In addition this concentration of ownership may harm the market price of our shares by:
•	delaying, deferring or preventing a change in control;

•	impeding a merger, consolidation, takeover or other business combination involving us;

•	discouraging a potential acquirer from making a tender, offer or otherwise attempting to obtain control of us; or

•	selling us to a third party.
Three of our directors and our secretary and chief financial officer are officers and/or directors of Novogen and other Novogen subsidiaries, which may create a conflict of interest as well as prevent them from devoting their full attention to us.
Three of our board members currently serve as board members of Novogen. Simultaneous service as a Novogen director or officer could create, or appear to create, a conflict of interest when such directors are presented with decisions that could have different implications for us and Novogen.
Mr. Philip Johnston is the chairman of Novogen Limited, Mr. Christopher Naughton is the managing director of Novogen Limited and Professor Paul John Nestel is a director of Novogen Limited. Mr. David Seaton is chief financial officer of Novogen. The responsibilities of Messrs. Johnston, Naughton and Seaton and Professor Nestel to Novogen could prevent them from devoting their full attention to us, which could be harmful to the development of our business.
We depend on a number of key personnel whose services are provided by Novogen under our services agreement. If we are not able to procure these services in the future, the strategic direction of the clinical development program would be disrupted, causing a delay in our commercialization program.
We currently rely on Professor Graham Kelly, our Chairman and Phenoxodiol Program Director, Professor Alan Husband, Novogen Research Director, and Mr. Christopher Naughton, our President and CEO, to provide the strategic direction for the clinical development of phenoxodiol. If we are unable to secure the ongoing services of these key personnel, the commercialization program for phenoxodiol will be disrupted and will cause delays in obtaining marketing approval. Novogen has entered into employment agreements and maintains key man life insurance policies for each of these persons.
The ongoing criminal investigations involving Professor Kelly, our Chairman and Phenoxodiol Program Director, could have a material adverse effect on our business or cause our stock price to decline.
Professor Kelly is one of a number of individuals who, and whose associated entities and advisors, have been the subject of investigations by certain Australian authorities relative to their alleged involvement in the evasion of Australian tax, fraud and money laundering. Professor Kelly has informed us that he does not believe that he has committed any wrongdoing and denies that he has been involved in any wrongdoing. Nevertheless, Professor Kelly may need to allocate time and resources to deal with the investigation. Additionally, if the Australian authorities were to decide to prosecute Professor Kelly upon concluding their investigation and if such prosecution were to result in a conviction, Professor Kelly may be barred from acting as an officer or director and may become unavailable to us. Any publicity related to this investigation or potential prosecution or conviction of Professor Kelly could have a material adverse effect on our business or cause our stock price to decline.
Novogen can compete with us.
We have no contract, arrangement or understanding with Novogen to preclude it from developing a product which may be competitive with phenoxodiol, NV-196 or NV-143 or to use these compounds for any uses other than anti-

cancer applications. Novogen has reserved the intellectual property rights and know-how rights relating to topical applications of these compounds even in the field of cancer. There can be no assurance that Novogen or its subsidiaries will not pursue alternative technologies or product candidates as a means of developing treatments for the conditions targeted by phenoxodiol or any other product candidate which we seek to exploit.
We are dependent on Novogen for our personnel.
We have no employees. We rely on Novogen to provide or procure the provision of staff and other financial and administrative services under our services agreement with Novogen. We believe Novogen has fully complied with the terms of our services agreement. To successfully develop our drug candidates, we will require ongoing access to the personnel who have, to date, been responsible for the development of our drug candidates. The services agreement does not specify a minimum amount of time that Novogen employees must devote to our operations. If we are unable to secure or if we lose the services of these personnel, the ability to develop our drug candidates could be materially impaired. Moreover, if our business experiences substantial and rapid growth, we may not be able to secure the services and resources we require from Novogen or from other persons to support that growth.
Risks Related to Our Common Stock
The trading price of the shares of our common stock could be highly volatile and could decline in value and we may incur significant costs from class action litigation.
The trading price of our common stock could be highly volatile in response to various factors, many of which are beyond our control, including:
•	developments concerning phenoxodiol and our other drug candidates NV-196 and NV-143;

•	announcements of technological innovations by us or our competitors;

•	new products introduced or announced by us or our competitors;

•	changes in financial estimates by securities analysts;

•	actual or anticipated variations in operating results;

•	expiration or termination of licenses, research contracts or other collaboration agreements;

•	conditions or trends in the regulatory climate and the biotechnology, pharmaceutical and genomics industries;

•	changes in the market valuations of similar companies;

•	the liquidity of any market for our securities and;

•	additional sales by us or Novogen of shares of our common stock, including in connection with our SEDA.
In addition equity markets in general and the market for biotechnology and life sciences companies in particular have experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies traded in those markets. In addition, changes in economic conditions in the United States, Europe or globally, could impact upon our ability to grow profitably. Adverse economic changes are outside our control and may result in material adverse impacts on our business or our results of operations. These broad market and industry factors may materially affect the market price of our shares of common stock, regardless of our development and operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against us, could cause us to incur substantial costs and divert management’s attention and resources.

Future sales of our common stock may depress our stock price and cause stockholders to experience dilution.
The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market including the shares in connection with our SEDA, or the perception that these sales could occur. Stockholders could also experience dilution in their investment if we sell shares to Cornell under the SEDA at a price which is less than our net tangible book value per share. The selling stockholders named herein will be able to sell their shares of common stock covered by this registration statement freely in the public market place. A depressed stock price could make it more difficult for us to raise funds through future equity offerings. As of August 1, 2006, we had 63,390,937 shares of our common stock outstanding not including the 5,207,258 shares of common stock underlying warrants.
We will have broad discretion over the use of the net proceeds to us from any exercise of outstanding warrants.
We will have broad discretion to use the net proceeds to us upon any exercise of outstanding warrants, and you will be relying on the judgment of our board of directors and management regarding the application of these proceeds. Although we expect to use a substantial portion of the net proceeds from any exercise of the warrants for general corporate purposes, including potential payments to Novogen under the terms of the license agreements, potential licensing of other cancer compounds developed by Novogen under the license option deed and potential expansion of the clinical trial program for phenoxodiol to include other forms of cancer, we have not allocated these net proceeds for specific purposes.
Risks Related to the Private Placement
If we fail to obtain and maintain registration of the common stock issued or issuable pursuant to the exercise of warrants we issued in connection with the securities subscription agreement we entered into with certain investors effective July 11, 2006, we may be obligated to pay the investors of those securities liquidated damages.
In connection with the securities subscription agreement we entered into with certain accredited investors as of July 11, 2006, we entered into a registration rights agreement pursuant to which we are obligated to file a resale registration statement with the SEC covering the shares of common stock issued in connection with the securities subscription agreement, in addition to the shares of common stock underlying the warrants issued in connection with the securities subscription agreement. We filed the registration statement on August 9, 2006.
In the event that the registration statement ceases to be effective or usable at any time while shares of common stock covered by it remain unsold or may only be sold subject to certain volume limitations, or investors are not permitted to utilize the prospectus in connection with the registration statement to resell shares of common stock covered by the registration statement, we will be obligated to pay investors who purchased shares of common stock in the private placement liquidated damages equal to 1% of the aggregate purchase price paid by each investor pursuant to the securities subscription agreement for any shares of common stock, shares of common stock issuable upon exercise of warrants or warrants then held by each investor per month (pro rated for any period less than a month) until the registration regains its effectiveness or the investors are permitted to utilize the prospectus in connection with the registration statement to resell shares of common stock covered by the registration statement.
Liquidated damages paid to each investor in the private placement may not exceed more than 10% of the purchase price paid by such investor for shares of common stock, shares of common stock issuable upon exercise of warrants or warrants purchased under the securities subscription agreement. If we become obligated to pay liquidated damages, we would deplete our limited working capital and potentially need to raise additional funds.
Risks Related to the Cornell Transaction
If we sell shares of our stock to Cornell under the SEDA, Cornell will pay less than the market price and this incentive to sell our shares could cause our stock price to decline.
Because Cornell will purchase shares of our stock through the SEDA at a discount to market price, Cornell will have an incentive to immediately sell the shares it purchases, to realize a gain on the difference between the purchase price and the then-prevailing market price of our common stock. These sales may result in a decrease in our stock price. Cornell is deemed to beneficially own the shares corresponding to a particular advance on the date that we deliver an advance notice to Cornell, which is prior to the date the shares are delivered to Cornell. Cornell may sell such shares any time after we deliver an advance notice, and its sales during the pricing period could cause our price to decline. Even with the SEDA’s price floor (the minimum acceptable price of 97% of VWAP on the day before we send an advance notice), Cornell’s sales could adversely impact share price by as much as three percent or more if we waive the minimum acceptable price provision.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in “Risk Factors” and elsewhere in this prospectus, including, among other things:
•	our limited operating history;

•	our inability to obtain any additional required financing or financing available to us on acceptable terms;

•	our failure to successfully commercialize our product candidates;

•	costs and delays in the development and/or receipt of FDA or other required governmental approvals, or the failure to obtain such approvals, for our product candidates;

•	uncertainties in clinical trial results;

•	our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products;

•	our inability to control the costs of manufacturing our products;

•	continued cooperation and support of Novogen, our parent company;

•	competition and competitive factors;

•	our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business;

•	our inability to operate our business without infringing the patents and proprietary rights of others;

•	costs stemming from our defense against third party intellectual property infringement claims;

•	difficulties in enforcement of civil liabilities against our officers and directors who are residents of jurisdictions outside the United States;

•	general economic conditions;

•	the failure of any products to gain market acceptance;

•	technological changes;

•	government regulation generally and the receipt of the regulatory approvals;

•	changes in industry practice; and

•	one-time events.
     These risks are not exhaustive. Other sections of this prospectus may include additional factors which could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
     You should not rely upon forward looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS
     We will not receive any proceeds from the sale of the shares of common stock offered by the selling stockholders. We will receive proceeds from the exercise of the warrants, if they are exercised for cash, rather than on a cashless basis. If the warrants are fully exercised for cash, we will receive aggregate gross proceeds of approximately $12,246,372. The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including stock splits, dividends, reclassifications, corporate reorganizations, mergers or liquidations. Although we expect to use a substantial portion of the net proceeds from any exercise of the warrants for general corporate purposes, including potential payments to Novogen under the terms of the license agreements, potential licensing of other cancer compounds developed by Novogen under the license option deed and potential expansion of the clinical trial program for phenoxodiol to include other forms of cancer, we have not allocated these net proceeds for specific purposes.

SELLING STOCKHOLDERS
     The following table provides information regarding the selling stockholders and the number of shares of common stock they are offering, which includes shares issuable upon exercise of warrants held by the selling stockholders. Under the rules of the SEC, beneficial ownership includes shares over which the indicated beneficial owner exercises voting or investment power. Shares of common stock subject to warrants that are currently exercisable or will become exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the warrants but are not deemed outstanding for computing the percentage ownership of any other person.
     Unless otherwise indicated in the footnotes below, we believe that the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned. The information regarding shares beneficially owned after the offering assumes the sale of all shares offered by each of the selling stockholders. The percentage ownership data is based on 63,390,937 shares of our common stock issued and outstanding as of August 1, 2006, which includes 6,452,937 shares of our common stock covered by this prospectus.
     The shares of common stock covered by this prospectus may be sold by the selling stockholders, by those persons or entities to whom they transfer, donate, devise, pledge or distribute their shares or by other successors in interest. We are registering the shares of our common stock for resale by the selling stockholders. None of the selling stockholders has had any position, office or other material relationship with us or any of our affiliates within the past three years, other than as a stockholder. The shares are being registered to permit public secondary trading of the shares, and the selling stockholders may offer the shares for resale from time to time.
     Effective July 11, 2006, pursuant to a securities subscription agreement, we issued and sold 6,329,311 shares of our common stock and warrants exercisable for up to 2,215,258 additional shares of our common stock. The common stock and warrants were sold at a price of $2.90 per unit in a private placement transaction for aggregate cash proceeds to us of $17,178,702. Each unit consists of one share of common stock and .35 of a warrant to purchase one share of common stock. The warrants have an exercise price of $4.35 per share, subject to certain adjustments. All warrants have a term of four years, are fully exercisable six months from the date of issuance and include cashless net exercise provisions. The exercise price and number of shares issuable upon exercise of such warrants are subject to adjustment in the event of stock dividends, stock splits and other similar events. Effective July 11, 2006, pursuant to a Standby Equity Distribution Agreement with Cornell Capital Partners, LP, we issued to Cornell Capital 123,626 shares of common stock and warrants to purchase 600,000 shares of our common stock as a commitment fee. The warrants are on the same terms as the warrants issued in the private placement above.
     All of the selling stockholders acquired the common stock and warrants to purchase common stock to which this prospectus relates directly from us in transactions exempt from the registration requirements of the federal and state securities laws. Prior to issuance, each offeree and selling security holder represented to us that it was an accredited investor, as defined in Rule 501 of Regulation D pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and that each was acquiring the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof. All of the securities were issued solely to accredited investors, as defined in Rule 501 of Regulation D pursuant to the Securities Act.
     In connection with the private placement, we agreed to file the registration statement of which this prospectus forms a part with the SEC covering the resale of the offered shares. We also agreed to prepare and file all amendments and supplements necessary to keep the registration statement continuously effective under the Securities Act until all of the offered shares covered by the registration statement have been sold or may be sold without volume restrictions pursuant to Rule 144.
     The following table sets forth information with respect to the selling stockholders and the shares of common stock (which includes shares of common stock underlying warrants) beneficially owned by each selling stockholder that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling stockholders to us and is as of the date of this prospectus. Because the selling stockholders may offer all or some portion of the common stock, no estimate can be given as to the amount of the common stock that will be held by the selling stockholders upon termination of this offering. For purposes of the table below, however, we have assumed that after termination of this offering none of the shares covered by this prospectus will be held by the selling stockholders. The number of shares of common stock included in the column below entitled “Shares Beneficially Owned Before Offering – Number”, includes shares of common stock issuable upon exercise of warrants issued in connection with the securities subscription agreement we entered into effective July 11, 2006. The warrants are not exercisable until January 11, 2007.

	Shares Beneficially				Number of		Shares Beneficially
	Owned Before Offering				Shares Being Offered		Owned After Offering
						Common Stock
					Common Stock	Underlying
Name	Number*		%**		Issued	Warrants	Number		%**
Cranshire Capital, LP	93,104	(1)	*	**	68,966	24,138	—		*	**
El Coronado Holdings, LLC	2,851,794	(2)	4.5%		1,500,000	525,000	826,794		1.3%
Alpha Capital Anstalt	139,655	(3)	*	**	103,448	36,207	—		*	**
Kingsford Capital Partners, LP	64,604	(4)	*	**	47,855	16,749	—		*	**
Kingsford International, Ltd	233,716	(5)	*	**	173,123	60,593	—		*	**
Kingsford Capital Masterpiece, Ltd	39,180	(6)	*	**	29,022	10,158	—		*	**
Accipiter Life Sciences Fund (Offshore), Ltd.	405,876	(7)	*	**	300,649	105,227	—		*	**
Accipiter Life Sciences Fund, LP	408,780	(8)	*	**	302,800	105,980	—		*	**
Gerlach & Co	58,187	(9)	*	**	19,800	6,930	31,457		*	**
Ell & Co	280,245	(10)	*	**	138,700	48,545	93,000		*	**
Hare & Co	1,809,285	(11)	2.9%		278,300	97,405	1,433,580		2.3%
Kane & Co	555,060	(12)	*	**	255,600	89,460	210,000		*	**
Kane & Co	3,088,104	(13)	4.9%		1,015,438	355,403	1,717,263		2.7%
Gerlach & Co	38,695	(14)	*	**	16,300	5,705	16,690		*	**
Steven Shulman	65,352	(15)	*	**	34,483	12,069	18,800	(16)	*	**
Mark Umbach	66,552	(17)	*	**	34,483	12,069	20,000		*	**
Karl Kuechenmeister	104,814	(18)	*	**	34,483	12,069	58,262	(19)	*	**
Donald L. Moran Revocable Living Trust, 6/30/04	23,275	(20)	*	**	17,241	6,034	—		*	**
Dr. Alan Schreiber and Pamela Schreiber JTWROS	41,875	(21)	*	**	17,241	6,034	18,600	(22)	*	**
Richard Dickie	48,275	(23)	*	**	17,241	6,034	25,000	(24)	*	**
Frederick K. Day	463,259	(25)	*	**	172,414	60,345	230,500	(26)	*	**
Earl F. Slick Revocable Trust dated 1/17/00	93,104	(27)	*	**	68,966	24,138	—		*	**
Cornell Capital Partners, LP	2,585,695	(28)	4.1%		1,502,936	1,082,759	—		*	**
Nite Capital, LP	139,655	(29)	*	**	103,448	36,207	—		*	**
Brittany Asset Management	292,000	(30)	*	**	200,000	70,000	22,000	(31)	*	**
Total	13,990,141		*	**	6,452,937	2,815,258	4,721,946		*	**

*	Includes shares of common stock issuable upon exercise of warrants with an exercise price of $4.35 per share expiring on July 11, 2010. Such warrants are not exercisable until January 11, 2007.

**	Shares of common stock subject to warrants that are currently exercisable or will become exercisable within 60 days are deemed outstanding in addition to the 63,390,937 shares of common stock outstanding as of August 1, 2006 for purposes of computing the percentage ownership of the person holding the warrants but are not deemed outstanding for computing the percentage ownership of any other person. As of August 1, 2006, 2,392,000 shares of common stock were subject to warrants exercisable within 60 days.

***	Less than 1%

(1)	Includes 24,138 shares of common stock issuable upon exercise of warrants with an exercise price of $4.35 per share expiring on July 11, 2010. Such warrants are not exercisable until January 11, 2007. The address of Cranshire Capital, LP is 3100 Dundee Road, Suite 703, Northbridge, Illinois 60062. The affairs of Cranshire Capital are managed by Downsview Capital, Inc., the General Partner of Cranshire Capital. The principal who exercises investment control over this selling stockholder is Mitchell P. Kopin, President of Downsview Capital.

(2)	Includes 525,000 shares of common stock issuable upon exercise of warrants with an exercise price of $4.35 per share expiring on July 11, 2010. Such warrants are not exercisable until January 11, 2007. The address of El Coronado Holdings, LLC is 177 N. Church Street, Suite 1000, Tuscon, Arizona 85701. The principal who exercises investment control over this selling stockholder is Josiah T. Austin.

(3)	Includes 36,207 shares of common stock issuable upon exercise of warrants with an exercise price of $4.35 per share expiring on July 11, 2010. Such warrants are not exercisable until January 11, 2007. The address of Alpha Capital Anstalt is Pradafant 7, Furstatums 9490, Vadus Liechtenstein. The principal who exercises investment control over this selling stockholder is Konrad Ackermann.

(4)	Includes 16,749 shares of common stock issuable upon exercise of warrants with an exercise price of $4.35 per share expiring on July 11, 2010. Such warrants are not exercisable until January 11, 2007. The address of Kingsford Capital Partners, LP is 1160 Brickyard Cove Road, Suite 300, Point Richmond, California 94803. The principal who exercises investment control over this selling stockholder is Kingsford Capital Management, LLC.

(5)	Includes 60,593 shares of common stock issuable upon exercise of warrants with an exercise price of $4.35 per share expiring on July 11, 2010. Such warrants are not exercisable until January 11, 2007. The address of Kingsford International, Ltd is 1160 Brickyard Cove Road, Suite 300, Point Richmond, California 94803. The principal who exercises investment control over this selling stockholder is Kingsford Capital Management, LLC.

(6)	Includes 10,158 shares of common stock issuable upon exercise of warrants with an exercise price of $4.35 per share expiring on July 11, 2010. Such warrants are not exercisable until January 11, 2007. The address of Kingsford Capital Masterpiece, Ltd is 1160 Brickyard Cove Road, Suite 300, Point Richmond, California 94803. The principal who exercises investment control over this selling stockholder is Kingsford Capital Management, LLC.

(7)	Includes 105,227 shares of common stock issuable upon exercise of warrants with an exercise price of $4.35 per share expiring on July 11, 2010. Such warrants are not exercisable until January 11, 2007. The address of Accipter Life Sciences Fund (Offshore), Ltd. is 399 Park Avenue, 38th Floor, New York, New York 10022. The principal who exercises investment control over this selling stockholder is Gabe Hoffman.

(8)	Includes 105,980 shares of common stock issuable upon exercise of warrants with an exercise price of $4.35 per share expiring on July 11, 2010. Such warrants are not exercisable until January 11, 2007. The address of Accipter Life Sciences Fund, LP is 399 Park Avenue, 38th Floor, New York, New York 10022. The principal who exercises investment control over this selling stockholder is Gabe Hoffman.

(9)	Includes 6,930 shares of common stock issuable upon exercise of warrants with an exercise price of $4.35 per share expiring on July 11, 2010. Such warrants are not exercisable until January 11, 2007. The address of Gerlach & Co is 6803 South Tuscon Way, Centennial, Colorado 80112. The principal who exercises investment control over this selling stockholder is George Evans, Senior Vice President of OTC International Growth Fund, the custodian for this selling stockholder.

(10)	Includes 48,545 shares of common stock issuable upon exercise of warrants with an exercise price of $4.35 per share expiring on July 11, 2010. Such warrants are not exercisable until January 11, 2007. The address of Ell & Co is 6803 South Tuscon Way, Centennial, Colorado 80112. The principal who exercises investment control over this selling stockholder is George Evans, Senior Vice President of AZL Oppenheimer International Growth Fund, the custodian for this selling stockholder.

(11)	Includes 97,405 shares of common stock issuable upon exercise of warrants with an exercise price of $4.35 per share expiring on July 11, 2010. Such warrants are not exercisable until January 11, 2007. The address of Hare & Co is 6803 South Tuscon Way, Centennial, Colorado 80112. The principal who exercises investment control over this selling stockholder is George Evans, Senior Vice President of Mass Mutual International Equity Fund, the custodian for this selling stockholder.

(12)	Includes 89,460 shares of common stock issuable upon exercise of warrants with an exercise price of $4.35 per share expiring on July 11, 2010. Such warrants are not exercisable until January 11, 2007.

The address of Kane & Co is 6803 South Tuscon Way, Centennial, Colorado 80112. The principal who exercises investment control over this selling stockholder is George Evans, Senior Vice President of Oppenheimer International Growth Fund/VA, the custodian for this selling stockholder.

(13)	Includes 355,403 shares of common stock issuable upon exercise of warrants with an exercise price of $4.35 per share expiring on July 11, 2010. Such warrants are not exercisable until January 11, 2007. The address of Kane & Co is 6803 South Tuscon Way, Centennial, Colorado 80112. The principal who exercises investment control over this selling stockholder is George Evans, Senior Vice President of Oppenheimer International Growth Fund, the custodian for this selling stockholder.

(14)	Includes 5,705 shares of common stock issuable upon exercise of warrants with an exercise price of $4.35 per share expiring on July 11, 2010. Such warrants are not exercisable until January 11, 2007. The address of Gerlach & Co is 6803 South Tuscon Way, Centennial, Colorado 80112. The principal who exercises investment control over this selling stockholder is George Evans, Senior Vice President of OFI International Equity Fund, the custodian for this selling stockholder.

(15)	Includes 12,069 shares of common stock issuable upon exercise of warrants with an exercise price of $4.35 per share expiring on July 11, 2010. Such warrants are not exercisable until January 11, 2007. Includes 18,800 shares of common stock issuable upon exercise of warrants with an exercise price of $9.00 per share expiring in December 2006.

(16)	Includes 18,800 shares of common stock issuable upon exercise of warrants with an exercise price of $9.00 per share expiring in December 2006.

(17)	Includes 12,069 shares of common stock issuable upon exercise of warrants with an exercise price of $4.35 per share expiring on July 11, 2010. Such warrants are not exercisable until January 11, 2007.

(18)	Includes 12,069 shares of common stock issuable upon exercise of warrants with an exercise price of $4.35 per share expiring on July 11, 2010. Such warrants are not exercisable until January 11, 2007. Includes 10,000 shares of common stock issuable upon exercise of warrants with an exercise price of $9.00 per share expiring in December 2006.

(19)	Includes 10,000 shares of common stock issuable upon exercise of warrants with an exercise price of $9.00 per share expiring in December 2006.

(20)	Includes 6,034 shares of common stock issuable upon exercise of warrants with an exercise price of $4.35 per share expiring on July 11, 2010. Such warrants are not exercisable until January 11, 2007. The address of Donald L. Moran Revocable Living Trust, 6/30/04 is 728 Murrell Drive, Kettering, Ohio 45429. The principal who exercises investment control over this selling stockholder is Donald L. Moran.

(21)	Includes 6,034 shares of common stock issuable upon exercise of warrants with an exercise price of $4.35 per share expiring on July 11, 2010. Such warrants are not exercisable until January 11, 2007. Includes 9,300 shares of common stock issuable upon exercise of warrants with an exercise price of $9.00 per share expiring in December 2006. The address of Dr. Alan Schreiber and Pamela Schreiber JTWROS is 821 Westview Street, Philadelphia, Pennsylvania 19119. The principals who exercise investment control over this selling stockholder are Dr. Alan Schreiber and Pamela Schreiber.

(22)	Includes 9,300 shares of common stock issuable upon exercise of warrants with an exercise price of $9.00 per share expiring in December 2006.

(23)	Includes 6,034 shares of common stock issuable upon exercise of warrants with an exercise price of $4.35 per share expiring on July 11, 2010. Such warrants are not exercisable until January 11, 2007. Includes 15,000 shares of common stock issuable upon exercise of warrants with an exercise price of $9.00 per share expiring in December 2006.

(24)	Includes 15,000 shares of common stock issuable upon exercise of warrants with an exercise price of $9.00 per share expiring in December 2006.

(25)	Includes 60,345 shares of common stock issuable upon exercise of warrants with an exercise price of $4.35 per share expiring on July 11, 2010. Such warrants are not exercisable until January 11, 2007. Includes 59,000 shares of common stock issuable upon exercise of warrants with an exercise price of $9.00 per share expiring in December 2006.

(26)	Includes 59,000 shares of common stock issuable upon exercise of warrants with an exercise price of $9.00 per share expiring in December 2006.

(27)	Includes 24,138 shares of common stock issuable upon exercise of warrants with an exercise price of $4.35 per share expiring on July 11, 2010. Such warrants are not exercisable until January 11, 2007. The address of Earl F. Slick Revocable Trust dated 1/17/00 is P.O. Box 5958, Winston-Salem, North Carolina, 27113. The principal who exercises investment control over this selling stockholder is Earl Frates Slick.

(28)	Includes 1,082,759 shares of common stock issuable upon exercise of 482,759 warrants issued in connection with the private placement and 600,000 warrants issued in connection with the SEDA, all exercisable at a price of $4.35 per share and expiring on July 11, 2010. Such warrants are not exercisable until January 11, 2007. Includes 1,502,936 shares of common stock, 1,379,310 shares issued in connection with the private placement and 123,626 shares issued in connection with the SEDA. The address of Cornell Capital Partners, L.P. is 101 Hudson Street, Suite 3606, Jersey City, New Jersey 07302. The principal who exercises investment control over this selling stockholder is Mark Angelo.

(29)	Includes 36,207 shares of common stock issuable upon exercise of warrants at an exercise price of $4.35 per share expiring on July 11, 2010. Such warrants are not exercisable until January 11, 2007. The address of Nite Capital, LP is 100 East Cook Avenue, Suite 201, Libertyville, Illinois 80048. The principal who exercises investment control over this selling stockholder is Keith Goodman. Mr. Goodman disclaims beneficial ownership of the shares held by Nite Capital, LP.

(30)	Includes 70,000 shares of common stock issuable upon exercise of warrants with an exercise price of $4.35 per share and expiring on July 11, 2010. Such warrants are not exercisable until January 11, 2007. Includes 11,000 shares of common stock issuable upon exercise of warrants with an exercise price of $9.00 per share expiring in December 2006. The address of Brittany Asset Management is 8585 Old Cutler Road, Coral Gables, Florida 33143. The principal who exercises investment control over this selling stockholder is Rob Hector.

(31)	Includes 11,000 shares of common stock issuable upon exercise of warrants with an exercise price of $9.00 per share and expiring in December 2006.

PLAN OF DISTRIBUTION
     Each selling security holder and any of its pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their common stock on the Nasdaq Global Market System or any other stock exchange, market or trading facility on which the common stock is traded or in private transactions. These sales may be at fixed or negotiated prices. A selling security holder may use any one or more of the following methods when selling their common stock:
•	ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;

•	block trades in which the broker dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker dealer as principal and resale by the broker dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	public or privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	on the Nasdaq Global Market System (or through facilities of any national securities exchange or US inter-dealer quotation system of a registered national securities association on which the common stock is then listed, admitted to unlisted trading privileges or included for quotation);

•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	through underwriters, brokers or dealers (who may act as agents or principals) or directly to one or more purchasers;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.
     Broker-dealers engaged by the selling security holders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, provided that such brokerage commissions are in compliance with applicable NASD rules relating to commissions and mark-ups unless a supplement to this Prospectus is required to be delivered to purchasers and the common stock is sold at the public offering price specified in the supplement.
     In connection with the sale of the common stock or interests therein, the selling security holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling security holders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling security holders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling security holders may also pledge shares to a broker-dealer or other financial institution which, upon default, they may in turn resell.
     In addition to the foregoing methods, the selling security holders may offer their shares from time to time in transactions involving principals or brokers not otherwise contemplated above, in a combination of such methods or described above or any other lawful methods. The selling security holders may also transfer, donate or assign their shares to lenders, family members and others and each of such persons will be deemed to be a selling security holder for purposes of this prospectus. The security holders or their successors in interest may from time to time pledge or grant a security interest in some or all of the shares of common stock, and if the selling security holders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from to time under this prospectus; provided however in the event of a pledge or then default on a secured obligation by the selling security holder, in order for the shares to be sold under this registration statement, unless permitted by law, we must distribute a prospectus supplement and/or amendment to this registration statement amending the list of selling security holders to include the pledgee, secured party or other successors in interest of the security holder under this prospectus.
     The selling security holders may also sell their shares pursuant to Rule 144 under the Securities Act, which permits limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions, including, among other things, the availability of certain current public information concerning the issuer, the resale occurring following the required holding period under Rule 144 and the number of shares being sold during any three-month period not exceeding certain limitations.
     Sales through brokers may be made by any method of trading authorized by any stock exchange or market on which the shares may be listed or quoted, including block trading in negotiated transactions. Without limiting the foregoing, such brokers may act as dealers by purchasing any or all of the shares covered by this prospectus, either as agents for others or as principals for their own accounts, and reselling such shares pursuant to this prospectus. The selling security holders may effect such transactions directly, or indirectly through underwriters, broker-dealers or agents acting on their behalf. In effecting sales, broker-dealers or agents engaged by the selling security holders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling security holders, in amounts to be negotiated immediately prior to the sale (which compensation as to a particular broker-dealer might be in excess of customary commissions for routine market transactions).
     The selling security holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any profits received by the selling security holders or such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.
     We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling security holders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect.
     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling security holders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling security holders or any other person. We will make copies of this prospectus available to the selling security holders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

LEGAL MATTERS
     The validity of the issuance of the shares of our common stock described herein has been passed upon for us by Morgan, Lewis & Bockius LLP.
EXPERTS
     The consolidated financial statements of Marshall Edwards, Inc. (a development stage company) at June 30, 2006 and June 30, 2005, and for each of the years then ended and for the period from December 1, 2000 (inception) through June 30, 2006, appearing in Marshall Edwards, Inc.’s Annual Report (Form 10-K) for the year ended June 30, 2006, have been audited by BDO, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
     The consolidated statements of operations, stockholders’ equity and cash flows of Marshall Edwards, Inc. (a development stage company) for the year ended June 30, 2004, and for the period from December 1, 2000 (inception) through June 30, 2004, appearing in Marshall Edwards, Inc.’s Annual Report (Form 10-K) for the year ended June 30, 2006, have been audited by Ernst & Young, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
     The consolidated statements of operations, stockholders’ equity and cash flows of Marshall Edwards, Inc. (a development stage company) for the period from December 1, 2000 (inception) through June 30, 2003, appearing in Marshall Edwards, Inc.’s Annual Report (Form 10-K) for the year ended June 30, 2006, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
     The SEC allows us to “incorporate by reference” into this prospectus the information we have filed with the SEC, which means that we can disclose important information to you by referring you to those documents. Any information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference into this prospectus the information contained in the documents listed below, which is considered to be a part of this prospectus:
•	And our Annual Report on Form 10-K for the fiscal year ended June 30, 2006 filed on September 1, 2006; and

•	The description of our common stock contained in Form 8-A filed on November 26, 2003 and the related description of common stock contained in the registration statement on Form S-1 filed on September 25, 2003, and any further amendment or report filed thereafter for the purpose of updating such description.
     We also incorporate by reference all documents we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing date of the registration statement of which this prospectus is a part and prior to the termination of the offering. The most recent information that we file with the SEC automatically updates and supersedes older information. The information contained in any such filing will be deemed to be a part of this prospectus, commencing on the date on which the document is filed.
     You may request a copy of these reports, which we will provide to you at no cost, by writing or calling us at our mailing address and telephone number: 140 Wicks Road, North Ryde NSW 2113, Australia, telephone: (011) 61 2 8877 6196.

WHERE YOU CAN FIND MORE INFORMATION
     We have filed with the SEC a registration statement on Form S-3, including exhibits, under the Securities Act with respect to the shares being offered by and for the account of the selling stockholders. This prospectus does not contain all of the information set forth in the registration statement. For further information about us, please refer to the registration statement and the documents incorporated by reference in this prospectus.
     We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. The SEC’s website contains reports, proxy statements and other information regarding issuers, such as Marshall Edwards, that file electronically with the SEC. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the SEC’s Public Reference Section at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.